11021553

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING SECTION MAR 28 2011 WASH., D.C. 211

SEC FILE NUMBER
8- ~~48285~~ 8-66315

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harbor Light Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1039 Deep Woods Dr.
(No. and Street)

Marion (City) NC (State) 28752 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren G. Roquemore 828-442-2765
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M&K, CPA's PLLC
(Name – *if individual, state last, first, middle name*)

13831 Northwest Freeway Suite 575 (Address) Houston (City) TX (State) 77040 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/28

KW 4/22

OATH OR AFFIRMATION

I, Warren G. Roquemore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harbor Light Securities, LLC, as of Dec 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Warren G Roquemore
Signature

COO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harbor Light Securities, LLC
Financial Statements
Report Pursuant to Rule 17A-5(d)
December 31, 2010

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	3
Financial Statements:	
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Members' Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-11
Additional Information	
Independent Registered Public Accounting Firm's Report on Internal Control	12-13
Schedule I- Computation of Net Capital Pursuant to Rule 15c3-1	14
Schedule II- Determination of Reserve Requirements	15
Independent Registered Public Accounting Firm's Report on Supplementary Information	16

Report of Independent Registered Public Accounting Firm

To the Members of
Harbor Light Securities, LLC
Marion, North Carolina

We have audited the accompanying statement of financial condition of Harbor Light Securities, LLC (a North Carolina partnership) as of December 31, 2010, and the related statements of income, members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harbor Light Securities, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M&K CPAS, PLLC

M&K CPAS, PLLC
Houston, Texas
March 11, 2011

Harbor Light Securities, LLC
Statement of Financial Condition
As of December 31, 2010

Assets	
Current Assets	
Cash and cash equivalents	$ 25,158
Commissions and fees receivable from insurance companies and mutual funds	7,375
Prepaid registration fees	4,585
Total Current Assets	37,118
Total Assets	$ 37,118
Liabilities and Members' Equity	
Current Liabilities	
Accounts payable and accrued expenses	$ 8,256
Total Current Liabilities	8,256
Total Liabilities	8,256
Members' Equity	
Members' Equity-Warren Roquemore	28,862
Total Members' Equity	28,862
Total Liabilities and Members' Equity	$ 37,118

The accompanying notes are an integral part of the financial statements

Harbor Light Securities, LLC
Statement of Income
Year ended December 31, 2010

Revenue:	
Limited Partnership	$ 106,536
Advisory and Planning Fees	56,530
REITs	51,318
Mutual Funds	370
Total Revenue	214,754
Expenses:	
Commissions expense	173,433
Licenses and registration	12,869
Travel and entertainment	599
Professional and Accounting fees	18,639
Advertising and promotion	270
Postage and supplies	537
Insurance	2,805
Office expenses	5,088
Total Expenses	214,240
Net Earnings	$ 514

The accompanying notes are an integral part of the financial statements

Harbor Light Securities, LLC
Statement of Members' Equity
Year ended December 31, 2010

	Capital Contributions	Withdrawls and Adjustments	Retained Earnings	Ending Equity
Balance at December 31, 2009	**$ 11,829**	**$ (12,432)**	**$ 8,951**	**$ 8,348**
Member-Warren Roquemore	20,000	-		20,000
Net Income			514	514
Balance at December 31, 2010	**$ 31,829**	**$ (12,432)**	**$ 9,465**	**$ 28,862**

The accompanying notes are an integral part of the financial statements

Harbor Light Securities, LLC
Statement of Cash Flows
Year ended December 31, 2010

Cash flows from operating activities:	
Net earnings	$ 514
Adjustments to reconcile net earnings to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(7,375)
Prepaid registration fee	(3,755)
Accounts payable and accrued expenses	7,756
Total adjustments	(3,374)
Cash used in operating activities	(2,860)
Cash flows from financing activities:	
Contributions	20,000
Cash provided by financing activities	20,000
Net increase in cash	17,140
Cash at beginning of year	8,018
Cash at end of year	$ 25,158

The accompanying notes are an integral part of the financial statements

1. Nature of Business and Summary of Significant Accounting Policies

The Nature of business and a summary of the significant accounting policies of Harbor Light Securities, LLC (the "Company") is set forth below:

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States and are expressed in U.S. dollars. The Company's fiscal year end is December 31.

Organization and nature of business

Secure Trend Financial, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and operates under (SEC) Rule 15c3-3(k)(2)(i). The Company is a North Carolina limited liability corporation and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company earned commission income from the sale of mutual funds and insurance products. In June 2010, the Company changed its name to Harbor Light Securities, LLC.

Revenue recognition

Commissions from the sale of insurance products, mutual funds, security transactions and other revenue are recognized on the accrual basis. The Company records its revenue as received adjusted monthly for receivables based on the Company's estimate of revenue earned from the sale of specific financial products, but not yet collected from the respective insurance company, mutual fund or other financial services company. Securities transactions and all related revenue and expense are recorded in the accounts on a settlement date basis.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, cash includes cash on hand, bank checking, money market accounts and money market mutual funds, and short term debt instruments with a maturity of three months or less. As of December 31, 2010, there were no cash equivalents.

Advertising

The costs of advertising are expensed either as incurred or the first time the advertising takes place.

Securities owned

Securities owned by a broker-dealer are subject to specialized industry guidance as prescribed by the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guide, Brokers and Dealers in Securities. Securities held by broker-dealers are accounted for at fair value with realized and unrealized gains and losses included in earnings. As of December 31, 2010, the Company holds no customer funds or securities.

Credit risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company does not require collateral from its customers with respect to accounts receivable but performs periodic credit evaluations of such customers' financial conditions. The Company determines any required allowance by considering a number of factors including lengths of time accounts receivable are past due and our previous loss history. The Company provides reserves for accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. As of December 31, 2010 the Company has determined that no allowance for doubtful accounts is required.

Income taxes

The Company is taxed as a partnership and does not pay U.S. federal income taxes itself, nor does it recognize income taxes resulting from members' tax situations, if any. As such, no income taxes have been recognized for the year ended December 31, 2010.

Recent accounting pronouncements

In January 2010, FASB issued Accounting Standards Update ("ASU") No. 2010-06 "Improving Disclosures about FairValue Measurements". The portions of ASU No. 2010-06 which require reporting entities to prepare new disclosures surrounding amounts and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements as well as inputs and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 have been adopted by the fund. No significant transfers between Level 1 or Level 2 fair value measurements occurred at December 31, 2010. The remaining portion of ASU No. 2010-06 requires reporting entities to make new disclosures about information

on purchases, sales, issuances and settlements on a gross basis in the reconciliation of activity in Level 3 fair value measurements. These new and revised disclosures are required to be implemented for fiscal years beginning after December 15, 2010. Management is currently evaluating the impact that the adoption of this remaining portion of ASU No. 2010-06 may have on the fund's financial statement disclosures.

In April 2010, the FASB issued ASU No. 2010-17, *Milestone Method of Revenue Recognition—a consensus of the FASB Emerging Issues Task Force* that recognizes the milestone method as an acceptable revenue recognition method for substantive milestones in research or development arrangements. This standard would require its provisions be met in order for an entity to recognize consideration that is contingent upon achievement of a substantive milestone as revenue in its entirety in the period in which the milestone is achieved. In addition, this ASU would require disclosure of certain information with respect to arrangements that contain milestones. For 3M this standard would be required prospectively beginning January 1, 2011. The adoption of this standard is not expected to have a material impact on the results of operations or financial condition.

2. Contingencies

The Company is subject to the normal business risks inherent to broker-dealers in the securities industry. Commission revenue may be unfavorably impacted by changes in financial markets, loss or changes in dealer relationships, loss of access to traditional markets, and product suitability risks attributable to agent and customer relationships. As of December 31, 2010, no claims had been asserted against the Company.

3. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2010, the Company had net capital of $163,921 which exceeded its required net capital of $5,000 by $158,921. Withdrawals of equity capital are restricted from causing the Company's net capital to be less than $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.4 to 1. There were no liabilities subordinated to the claims of general creditors during 2010.

4. Fair Value of Financial Instruments

Current accounting literature clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions,

accounting literature established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows.

- Level 1. Observable inputs such as quoted market prices in active markets;
- Level 2. Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company had no assets or liabilities that were measured and recognized at fair value on a non-recurring basis as of December 31, 2010, and as such, had no assets or liabilities that should be categorized into the tiers described above.

5. <u>Subsequent Events</u>

In January 2011, Harbor Light Securities, LLC filed notice with FINRA regarding a requested change in ownership and control. As part of the change, James Lockhart assumed 51% ownership, at a purchase price of $10,000 and other considerations by agreement.

In January 2011, Harbor Light Securities, LLC filed a notice of intent to dissolve its Registered Investment Advisor status, and a new entity was formed (Harbor Light Investment Advisors, LLC) and a filing to register the new entity was made with the State of South Carolina. This registration filing is pending approval, and as soon as approval is granted, the Form ADV-W will be filed by Harbor Light Securities, LLC leaving it registered only as a securities broker dealer.

Independent Registered Public Accounting Firm's Report on Internal Control

To the Members of
Harbor Light Securities, LLC
Marion, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of Harbor Light Securities, LLC for the year ended December 31, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures used by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Under the K2-II exemptive provision because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

M&K CPAS, PLLC

M&K CPAS, PLLC
Houston, Texas
March 11, 2011

SCHEDULE I
Harbor Light Securities, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

December 31, 2010

Total equity from statement of financial condition	$	28,862
Less non-allowable assets:		
Accounts Receivable (net of collectable within 30 days of 12/31/2010)		665
Prepaid Registration Fees		4,585
Net Capital	$	23,612

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	545
Minimum dollar net capital required	$	5,000
Net capital requirement (greater of above two figures)	$	5,000
Excess net capital	$	18,612

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (per statement of financial condition)	$	8,256
Ratio of aggregate indebtedness to net capital		0.44
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		0.35

Reconciliation with Company's Computation

Equity ownership submitted by the Company (net capital)	24,462
LESS: Differences in the companies estimates for in focus purposes compared to audited	(850)

Differences below are due to audit adjustments not available for the in focus report:

Account type	Difference
Non-allowable Assets	(2,328)
Office Expense	783
Cash	695
Plus in focus equity	28,012
financial condition equity	28,862
Difference	850

Difference in non-current assets and accounts payable for minimum net capital requirement (in focus less amount reported per calculation above)	(850)
Immaterial difference in accounts per above at the minimum rate. ($850 X 6-2/3%)	(57)

SCHEDULE II

HARBOR LIGHT SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15C3-3 OF THE SECURITITES EXCHANGE ACT OF 1934

DECEMBER 31, 2010

Harbor Light Securities, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not carry securities for customers or perform custodial functions relating to customer securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 is not applicable.

Independent Registered Public Accounting Firm's Report on Supplementary Information Required by Rule 17A-5 of the Securities and Exchange Commission

To the Members of
Harbor Light Securities, LLC
Marion, North Carolina

We have audited the accompanying financial statements of Harbor Light Securities, LLC as of and for the year ended December 31, 2010, and have issued our report thereon dated March 11, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relations to the basic financial statements taken as a whole.

M&K CPAS, PLLC

M&K CPAS, PLLC
Houston, Texas
March 11, 2011